Exhibit 99.1

Hollinger Inc. Announces Agreement to Sell Interest in Cayman Islands Newspaper

TORONTO – August 10, 2007 – Hollinger Inc. (TSX: HLG.C) (TSX:HLG.PR.B) announced that, on August 9, 2007, its wholly-owned subsidiary, Holcay Holdings Ltd ("Holcay"), entered into a repurchase agreement under which Holcay has agreed to sell its 39.99% interest in the outstanding shares of Cayman Free Press Limited ("CFP").  CFP is the owner and operator of The Compass newspaper in the Cayman Islands.  Under the repurchase agreement, CFP has agreed to purchase all of the CFP shares held by Holcay.  In addition, the repurchase agreement provides that, immediately prior to the closing of the transaction, CFP will pay a cash dividend to all of its shareholders.  Aggregate proceeds from the sale of shares and Holcay's share of CFP's dividend are approximately C$5.5 million.  The closing of the repurchase transaction is subject to the receipt by CFP and its majority shareholder of financing on satisfactory terms.  The transaction is expected to close by August 30, 2007.

About Hollinger Inc.

Hollinger Inc.'s principal asset is its approximately 70.0% voting and 19.7% equity interest in Sun-Times Media Group, Inc. (formerly Hollinger International Inc.), a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Further information can be obtained at www.hollingerinc.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Media Contact:
Hollinger Inc.
William E. Aziz
Chief Financial Officer
(416) 363-8721 ext 262
Email: baziz@hollingerinc.com